

MAXIMIZE
WBD VALUE

Ancora's Case for Voting "NO" on the Currently Proposed Netflix-WBD Merger

February 2026

Disclaimer

The views expressed in this presentation represent the opinions of Ancora Holdings Group, LLC and certain of its affiliates (collectively, "Ancora"), which beneficially own shares of Warner Bros. Discovery, Inc. (the "Company"), and are based on publicly available information with respect to the Company. Ancora recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Ancora's conclusions. Ancora reserves the right to change any of the opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Ancora disclaims any obligation to update the information or opinions contained in this presentation.

Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission (the "SEC") or other regulatory authorities and from other third-party reports. Ancora shall not be responsible nor have any liability for any misinformation contained in any third-party SEC or other regulatory filing or third-party report. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Ancora herein are based on assumptions that Ancora believes to be reasonable as of the date of the materials in this presentation, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material.

The materials in this presentation are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security. These materials do not recommend the purchase or sale of any security. Ancora currently beneficially owns shares of the Company. It is possible that there will be developments in the future that cause Ancora from time to time to buy shares of the Company (in open market or privately negotiated transactions or otherwise), sell all or a portion of its holdings of the Company in open market transactions or otherwise (including via short sales), or trade in options, puts, calls or other derivative instruments relating to the shares of the Company.

Although Ancora believes the statements made in this presentation are substantially accurate in all material respects and does not omit to state material facts necessary to make those statements not misleading, Ancora makes no representation or warranty, express or implied, as to the accuracy or completeness of those statements or any other written or oral communication it makes with respect to the Company and any other companies mentioned, and Ancora expressly disclaims any liability relating to those statements or communications (or any inaccuracies or omissions therein). Thus, stockholders and others should conduct their own independent investigation and analysis of those statements and communications and of the Company and any other companies to which those statements or communications may be relevant.

This presentation may contain links to articles and/or videos (collectively, "Media"). The views and opinions expressed in such Media are those of the author(s)/speaker(s) referenced or quoted in such Media and, unless specifically noted otherwise, do not necessarily represent the opinion of Ancora.

This presentation is intended to express Ancora's views and inform shareholders so that they may make an informed decision regarding the Company's proxy solicitation, as explained in greater detail below.

Cautionary Statement Regarding Forward-Looking Statements

The materials in this presentation may contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Ancora. Although Ancora believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of these materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Ancora will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. ANCORA IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. ANCORA IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

About Ancora

- Ancora Alternatives LLC is the alternative asset management division of Ancora Holdings Group, LLC, which is a diversified platform overseeing approximately $10.9 billion in client assets.[1]

- Based in Cleveland, Ohio, Ancora manages assets for a diversified group of institutional investors and qualified individual clients.

- Ancora has a track record of using private and, when necessary, public engagement with portfolio companies to catalyze long-term value creation via operational and governance improvements and deliver value-maximizing transactions.

- Ancora has an economic interest in Warner Bros. Discovery, Inc. ("WBD") worth approximately $200 million.

Ancora's Track Record of Ensuring Companies Maximize Value Through the Right Transaction









✓ Worked collaboratively with Norfolk Southern in the lead-up to its announced **sale to Union Pacific** in 2025, which provided shareholders with a 25% premium.[2]

✓ The deal received shareholder approval to create the United States' first transcontinental railroad.[2]

✓ During the course of engagement with Norfolk Southern, Ancora worked collaboratively with the company's labor unions.

✓ Championed Ritchie Bros.-IAA merger and successfully advocated for **superior terms**.

✓ IAA shareholders received a ~19% premium to the unaffected share price.[3]

✓ Engaged constructively with Sealed Air and helped deliver **$10.3 billion sale to CD&R** in November 2025 for a **41% premium** to the unaffected share price.[4]

✓ Was a long-term shareholder of Berry Global and worked constructively with the company in the lead-up to its **value-accretive sale to Amcor** in 2025.

✓ $8.4 billion transaction gave Berry shareholders ownership of 37% of the combined entity, a premium packaging company with at least $650 million in synergies and a durable free cash flow profile.[5]

[1] As of Sept. 30, 2025. [2] Union Pacific press release dated Jul. 29, 2025. [3] RB Global press release dated Nov. 7, 2022. [4] Unaffected share price date is Aug. 14, 2025, as defined by Sealed Air. [5] Amcor-Berry Global materials, Ancora.

Executive Summary

The WBD Board erred in recommending a Netflix deal that includes inferior cash consideration.	**The WBD Board is asking shareholders to accept an uncertain final cash consideration based on unknown debt allocation and equity value of the spin.**	**The WBD Board appears to be misleading shareholders by claiming that the Netflix deal has a viable regulatory approval path.**
• WBD's Board, which includes many interlocks and questionable connections among members, chose a $27.75 cash and spin-co stock offer over a $30 cash offer from a bona fide studio.[1] • The WBD Board's recommended deal with Netflix represents a 51.5% premium to the unaffected price, while the Paramount deal represents a 63.8% premium to the unaffected price.[2]	• There are two risks that the WBD Board is asking shareholders to accept: (1.) The **unknown final debt allocation** for the Discovery Global spinoff, and (2.) The **unknown equity value** of the Discovery Global spinoff. • WBD shareholders do not have "certainty" – shareholders will be asked to vote to approve the transaction prior to knowing what the full definitive consideration for their shares will be.	• Although Netflix may be able to make concessions to try to appease regulators, initial reactions from U.S. and European policymakers cite extreme concern over antitrust issues. • The U.S. Department of Justice has already indicated it is examining the potential adverse impacts of Netflix acquiring WBD.[3] • Netflix appears to lack the political relationships that Paramount has with the current administration.

[1] Detail regarding the WBD Board interlocks and connections can be found on pg. 21. [2] FactSet. WBD unaffected share price as of market close on Oct. 20, 2025, the day prior to WBD announcing strategic review. [3] The Wall Street Journal article dated Feb. 6, 2026.

Executive Summary (Cont.)

Paramount's $30 all-cash offer and willingness to improve its proposal show there is a value-maximizing path forward.

- In contrast to Netflix's highly questionable offer and the Discovery Global spinoff, Paramount is proposing to give shareholders real financial certainty with $30 per share in cash – and has even revised its offer to address WBD's purported concerns and demonstrate its commitment to seeing the deal through.

- The WBD Board opted to rush into a flawed deal with Netflix rather than earnestly pursue a superior offer from Paramount – in line with the directors' fiduciary duties.

Paramount's current offer – and any modified proposal – has the strong backing of the Ellison Trust.

- The Ellison Trust has a demonstrated record of funding large-scale deals and has never been in default on any of its prior financial obligations and/or guarantees – reinforcing the credibility and executability of Paramount's fully backstopped equity commitment.

- The Trust holds approximately 1.16 billion shares of Oracle common stock valued at over $250 billion as of early 2026.[1]

Based on public reports and analyses of policymaker feedback, Paramount has a viable path to regulatory approval.

- In contrast to the proposed Netflix-WBD deal, which has already drawn intense scrutiny over streaming market dominance and antitrust concerns, a Paramount-WBD combination is more likely to be seen as traditional media consolidation that strengthens competition rather than concentrating market power.

- Paramount has been reportedly viewed as the current administration's "favored" bidder – suggesting stronger political support.[2]

[1] Larry Ellison Form-4 filing dated Jul. 17, 2025. [2] New York Post, dated Oct. 23, 2025.

Executive Summary (Cont.)

> **Paramount has now made an improved formal offer that even the conflicted WBD Board should deem as one that "*could reasonably be expected to result in*" a Superior Proposal.**



"I'm gonna make him an offer he can't refuse."

The WBD Board now has no choice but to deem Paramount's amended offer as one that could reasonably be expected to result in a Superior Proposal, given Netflix's presently inferior proposal and unaddressed regulatory issues.

Once that happens, the Board could then engage in good faith with Paramount to maximize shareholder value, paving the way for WBD to secure an even higher offer.

If the WBD Board refuses to do this, Ancora will vote "NO" on the inferior Netflix deal and seek to hold the WBD Board accountable at the 2026 Annual Meeting.

Paramount Has Opened the Door for WBD to Engage and Negotiate a Truly Superior Deal

- Now that Paramount has submitted a revised offer, it is in WBD's court to **break the current impasse**.

- The only thing that WBD needs to determine at this time is that Paramount's latest offer **"*could reasonably be expected to result in*" a Superior Proposal** under the merger agreement with Netflix and that failing to do so would be reasonably likely to be inconsistent with the WBD Board's fiduciary duties.

- We urge the WBD Board and its advisors to review Paramount's amended offer without bias or attachment to the Netflix deal and make the easy determination that Paramount's latest offer "*could reasonably be expected to result in*" a Superior Proposal once the parties are permitted to negotiate the final terms.

- Importantly, by WBD making this key determination, Paramount and WBD would be permitted to fully engage once again, which hasn't happened since early December.

- Assuming the parties can reach an acceptable deal package, Netflix would then have an opportunity to either match, raise or walk under the merger agreement. So, WBD can make this determination to engage with Paramount without having to terminate the Netflix deal to do so.

Precedent Exists for Pivoting to a Superior Proposal After Entering Into a Merger Agreement

  

- In November 2025, Pfizer won a $10 billion bidding war to acquire biotech company Metsera, defeating an unsolicited, higher-risk takeover bid from Novo Nordisk.[1]

- Importantly, during Pfizer and Novo Nordisk's bidding war for Metsera, **Metsera was able to declare a proposal from Novo Nordisk "superior" – a proposal that was received _after_ Metsera had entered into a merger agreement with Pfizer.**

- Metsera later re-entered into its merger agreement with Pfizer after determining that potential legal and regulatory risks associated with Novo Nordisk's offer were "unacceptably high."

- **This process enabled Metsera to ultimately achieve a higher revised proposal from Pfizer.**

- The Pfizer-Metsera combination successfully passed a shareholder vote and received regulatory approval.

FINANCIAL TIMES

Novo Nordisk gatecrashes Pfizer deal with $9bn bid for Metsera [2]

Pfizer had struck deal in September to buy obesity-focused biotech

---

Other Examples of Boards Pivoting to a "Superior Offer"

- **H&E Equipment Services** terminated its merger agreement with **United Rentals** after receiving a Superior Proposal from **Herc Holdings**.

- **PGT Innovations** terminated its merger agreement with **Masonite International** after receiving a Superior Proposal from **MITER Brands**.

- **R.R. Donnelly** terminated its merger agreement with **Atlas Holdings** after receiving a Superior Proposal from **Chatham Asset Management**.

There is a clear path for WBD to re-engage with Paramount and ultimately ink a merger agreement with Paramount if Paramount's bid is deemed superior by the WBD Board – as evidenced by the bidding war for Metsera this past November.

---

[1] Metsera press releases and filings. [2] Financial Times article dated Oct. 30, 2025.

A Clear and Immediately Actionable Roadmap Now Exists to Fully Maximize Value in a Process

 Paramount has opened the door to renewed engagement and negotiations with WBD by submitting an updated offer.

 It's up to WBD now to walk through that door and re-engage with Paramount. In order to do so, WBD only has to determine at this stage that Paramount's latest offer could reasonably be expected to result in a superior offer.

 Paramount and WBD would then discuss and see if they can finalize specific deal terms for a Superior Proposal in accordance with the process spelled out in the Netflix merger agreement.

 Before any Paramount-WBD deal can be finalized, WBD must provide Netflix with a 4-business-day "match period" and re-engage with Netflix to see if Netflix is willing to improve its own offer such that the WBD Board deems it to once again be the "superior" bidder.

 The current impasse is ended with a revived process to determine the highest bidder and to fully maximize shareholder value.



I. The Netflix Deal is a Mirage and Deprives Shareholders of Value


MAXIMIZE
WBD VALUE

Paramount's Offer Delivers Superior Value, in All Cash, to Shareholders

Paramount's $30 per share all-cash offer would deliver approximately $25.7 billion more aggregate value to WBD shareholders than the current Netflix deal.



Price per Share

- WBD Unaffected Share Price: $18.32
- NFLX Deal: $27.75 (51.5% premium)
- PSKY Offer: $30.00 (63.8% premium)



Full Consideration ($ in billions)

- NFLX Deal: $82.7
- PSKY Offer: $108.4
- +$25.7 billion

Source: FactSet. WBD unaffected share price as of market close on Oct. 20, 2025, the day prior to WBD announcing strategic review.

The Fallacy of Netflix's Certainty Argument

Despite best efforts by the leadership of both WBD and Netflix to consistently reiterate Netflix's second all-cash offer can provide "<u>greater financial certainty</u>" for WBD shareholders, the truth is there are far too many external variables outside of the parties' control to reach that conclusion.

INADEQUATE CASH CONSIDERATION

$27.75

As shown on the next slide, $27.75 is the maximum cash consideration if everything works out optimally.

However, WBD shareholders will not know until after the transaction is approved.



DISCOVERY GLOBAL VALUE[1]

Public Company Analysis: **$2.29**
Sum-of-the-Parts Analysis: **$3.09**
Select Transaction Analysis: **$5.75**
Discounted Cash Flow Analysis: **$1.19**



Despite claims of "*greater certainty*," the final full consideration WBD shareholders could receive has a significant degree of variability.

Source: Ancora, FactSet, company filings. (1) Midpoint of valuation analysis. Public Company Analysis: $1.33-$3.24, Sum-of-the-Parts Analysis: $2.41-$3.77, Select Transaction Analysis: $4.63-$6.86, Discounted Cash Flow Analysis: $0.72-$1.65.

Final Debt Allocation Could Result in Meaningfully Lower Consideration for WBD Shareholders

The final debt allocation between Discovery Global and the new WBD will play a critical role in determining the full cash consideration WBD shareholders will receive – yielding a significant dispersion in potential outcomes.

Implied per Share Cash Consideration Sensitivity			
Net Debt Reduction ($ in Millions)	Implied Discovery Global Debt 6/30/2026 ($ in Millions)	Reduction in Cash Consideration per Share	Resulting Cash Consideration per Share
	$17,000		$27.75
($1,000)	$16,000	($0.38)	$27.37
($3,000)	$14,000	($1.15)	$26.60
($5,000)	$12,000	($1.91)	$25.84
($7,000)	$10,000	($2.68)	$25.07
($9,000)	$8,000	($3.44)	$24.31
($11,000)	$6,000	($4.21)	$23.54
($13,000)	$4,000	($4.98)	$22.77
($15,000)	$2,000	($5.74)	$22.01
($17,000)	$0	($6.51)	$21.24

The $27.75 per share headline cash consideration is a ceiling – we believe the cash WBD shareholders may ultimately receive from the Netflix transaction could be as low as $21.24.

Source: Ancora, company filings. The separation plans for Discovery Global anticipate the distribution of debt to be completed at $17 billion as of June 30, 2026. The final debt allocation will be at the discretion of WBD and could have a dramatic impact on the current $27.75 final cash consideration considering a lower debt allocation for Discovery Global Networks would result in a lower consideration payable to WBD shareholders. Calculation is based on fully diluted shares of 2,612,605,808.

As Proposed and Laid Out in WBD's Own Proxy, Discovery Global is Effectively Worthless

We believe the equity value of the <u>Discovery Global spinoff is effectively worthless</u> and will require a lower debt allocation from WBD in order to have any equity value.

⊗ WBD's Discovery Global Valuation Analysis

Public Company Analysis: **$2.29**

Sum-of-the-Parts Analysis: **$3.09**

Select Transaction Analysis: **$5.75**

Discounted Cash Flow Analysis: **$1.19**

Discovery Global Projections – WBD Merger Proxy

	2026E	2027E	2028E	2029E	2030E	4Y CAGR or Delta
Total Revenue	$16,900	$16,400	$15,900	$15,600	$15,600	**-2.0%**
y/y change		-3.0%	-3.0%	-1.9%	0.0%	
Adjusted EBITDA Post-SBC	$4,600	$3,600	$3,100	$3,200	$2,900	**-10.9%**
y/y change		-21.7%	-13.9%	3.2%	-9.4%	
Margin (%)	27.2%	22.0%	19.5%	20.5%	18.6%	**-8.6%**

Current Versant (VSNT) NTM EBITDA Multiple

Ancora's Discovery Global Valuation Analysis

Discovery Global EBITDA Est.[1]	$4,100
EBITDA Multiple[2]	3.4x
Discovery Global Enterprise Value	**$13,994**
Discovery Global Total Debt	$17,000
Discovery Global Equity Value	**($3,006)**
Fully Diluted Shares Outstanding[3]	2,613
Implied Equity Value per share	**($1.15)**

The prescription for "negative equity value" is a greater absorption of debt by WBD, which would lead to a reduced final cash consideration for shareholders.

Source: Ancora, FactSet, company filings. Discovery Global mid-point value: Public Company Analysis: $1.33-$3.24, Sum-of-the-Parts Analysis: $2.41-$3.77, Select Transaction Analysis: $4.63-$6.86, Discounted Cash Flow Analysis: $0.72-$1.6. [1] Discovery Global EBITDA Est. is the mid-point of the forecast from the WBD merger proxy for 2026 and 2027 EBITDA of $4,600 and $3,600. [2] 3.4x EBITDA multiple represents the current trading multiple of recent spinoff Versant Media Group (VSNT) – a close competitor of Discovery Global. [3] Fully diluted shares outstanding from WBD merger proxy.

14

Discovery Global is a Declining Business with Significant Leverage

With the current debt allocation prorations, the Discovery Global spinoff will have the second-highest leverage ratio relative to its Pay TV Industry peers.



Pay TV Peers Net Debt to 2026 Consensus EBITDA Estimates

The declining fundamental business trends and above-average leverage on the company's balance sheet may inevitably lead to declining valuations and shareholder value destruction.

Source: Ancora, FactSet, company filings, sell-side research. Net Debt / 2026 Consensus EBITDA.

Versant Media Group's Performance is a Harbinger of Things to Come

One of Discovery Global's close peers, Versant Media, was recently spun out of Comcast. The performance of Versant should provide a stark warning to WBD shareholders of what could happen to the Discovery Global spinoff.



VSNT Stock Price Performance January 5, 2026 – February 10, 2026

$45.17

VSNT is down ~36% since it commenced trading on Jan. 5, 2026

$28.87

Source: FactSet, data as of Feb. 10, 2026.

Data and Precedent Show the Certainty Argument is a Fallacy

WBD shareholders are being asked to decide the fate of their investment by voting on the Netflix merger with incomplete information regarding the full value of the consideration – despite continued claims of *"greater certainty"* by Netflix and WBD.



*"W.B.D.'s stockholders are being asked to **evaluate competing offers without access to material information necessary to make an informed decision**."*[(2)]

Senator Tim Scott (R-SC)

NETFLIX

*Our revised all-cash agreement will enable an expedited timeline to a stockholder vote and **provide greater financial certainty at $27.75 per share in cash, plus the value from the planned separation of Discovery Global**…*[(1)]



Ted Sarandos, co-CEO of Netflix



*By transitioning to all-cash consideration, **we can now deliver the incredible value of our combination with Netflix at even greater levels of certainty**, while providing our stockholders the opportunity to participate in management's strategic plans to **realize the value of Discovery Global's iconic brands and global reach**….*[(1)]



Samuel A. Di Piazza, Jr., Chair of the WBD Board of Directors

Source: Ancora, company filings. [(1)] Netflix and WBD joint press release dated Jan. 20, 2026. [(2)] Tim Scott letter to S.E.C. chairman Paul Atkins via DealBook dated February 9, 2026.

The Netflix Transaction Relies on Two Critical, Unresolved Variables

We believe there are two critical unresolved variables that will ultimately have a dramatic impact on the full consideration WBD shareholders could receive if the Netflix transaction is consummated.

This essentially means three things for WBD shareholders:

VARIABLE #1

The final debt allocation between the new WBD and Discovery Global

VARIABLE #2

The equity value of the Discovery Global spinoff

1. Receiving the full cash consideration of $27.75 is <u>not definitive</u>.

2. The implied equity value of the Discovery Global spinoff is <u>unknown</u>.

3. WBD shareholders will be asked to vote to approve the transaction <u>prior</u> to knowing what the <u>full definitive consideration</u> for their shares will be.

Source: Ancora, company filings.

The Board is Asking Shareholders to Take an Unacceptable Risk: Vote Without Knowing Full Consideration

Excerpt from the WBD Preliminary Proxy:

> "*The Specified Amount Reduction will be determined by New WBD in its sole discretion and is subject to the final allocation of indebtedness between New WBD and Discovery Global, which cannot be known at this time. The WBD Board intends and currently expects to maximize the amount of the Merger Consideration by setting the Specified Amount Reduction, if any, at the minimum amount the WBD Board determines to be necessary to appropriately capitalize Discovery Global and to be in the best interests of WBD's stockholders, based on relevant factors at the time of the Distribution.* ***Accordingly, at the time of the Special Meeting, WBD stockholders will not know, or be able to determine, the specific Merger Consideration that will be paid upon the consummation of the Merger****.*"

The WBD Board is asking shareholders to vote on the Netflix transaction despite fully acknowledging shareholders will have imperfect information regarding their full consideration.

Source: Ancora, company filings.

Process Raises Serious Questions About the Board's Fulfillment of Its Fiduciary Duty

Boards have a fiduciary duty to maximize shareholder value through a robust and competitive process – the circumstances surrounding the decision to accept the inferior Netflix offer raise questions about whether that standard was met.

No Independent Transaction Committee During Process	• **The Board did not establish an independent transaction committee**; instead, negotiations were steered by CEO David Zaslav and an undisclosed "working group" of the Board – raising questions about independent oversight. • **After WBD commenced its strategic review process, the full Board convened only three times between receipt of initial bids and approval of the transaction**, raising questions as to whether directors had sufficient opportunity to supervise negotiations and evaluate competing proposals.
Refusal to Negotiate with a Credible Competing Bidder	• Despite receiving multiple credible proposals from Paramount, **the WBD Board never engaged in a negotiating session or counter-offered Paramount's transaction documents**, limiting the development of a fully competitive process and demonstrating a lack of good faith. • The absence of meaningful engagement raises serious questions about whether the Board fully evaluated Paramount's proposal and pursued the transaction path most likely to maximize shareholder value.
Limited Engagement on a Superior Proposal	• On Dec. 4, 2025, Paramount submitted a revised, fully committed $30 per share all-cash proposal and told WBD it was not "*best and final,*" yet **the Board rushed to finalize the Netflix transaction that same day without meaningful engagement on the updated offer or the potential to receive a higher bid**. • This raises serious questions about whether the Board conducted a genuinely competitive process or prematurely curtailed the opportunity to deliver maximum value to shareholders.
Lack of Disclosure Around Critical Valuation Details	• **The Board has failed to disclose key financial assumptions underpinning its recommendation** – including Discovery Global's capital structure and net debt allocation, **which will directly impact the full consideration WBD shareholders will receive**. • Asking shareholders to approve a sale without adequately understanding the full value they will receive from the transaction raises serious questions about the Board's motives and whether the Board is focused on maximizing shareholder value or rushing investors toward a predetermined outcome.

Source: Company filings.

Process Appears to Be Undermined by Deep Boardroom Interlocks



Kenneth Lowe
Fazal Merchant
Richard Fisher
Anthony Noto
SCRIPPS NETWORKS
Sold to Discovery
Discovery
David Zaslav
NETFLIX
Former CEO of IAC, a distributing partner of Netflix
TiVo
Early investor
Joey Levin
Geoffrey Yang
Anton Levy
Paul Gould
"Independent" Transaction Committee
FRANKLIN TEMPLETON
AT&T
LIBERTY GLOBAL
ALLEN & COMPANY EST. 1932
Selected as advisor for WBD sale
LIONSGATE
DIRECTV
Board Chair
Samuel Di Piazza, Jr.
Daniel Sanchez
Paula Price
Debra Lee
Chairman Emeritus
John Malone

Source: See appendix on page 50.



II. Paramount Offers Both a Superior and Certain Alternative


MAXIMIZE
WBD VALUE

Paramount Provides Higher Certainty of Value and Closing







Paramount	NETFLIX
✓ Fixed $30 per share all-cash consideration	✗ Headline value subject to debt allocation and separation adjustments
✓ No stub equity or separation mechanics	✗ Full consideration not determinable at vote
✓ Shareholder consideration not contingent on financing structure	✗ Requires complex spinoff of Discovery Global
✓ Full-company acquisition simplifies execution	✗ Multiple closing dependencies increase execution risk















When evaluating competing offers, the Board must consider both value and deliverability – Paramount's offer provides both.

Source: Company filings.

Committed $40+ Billion Equity Backstop Underscores Paramount's Financing Strength

The Ellison Trust has a demonstrated track record of funding large-scale transactions and has never been in default on any of its prior financial obligations and/or guarantees – reinforcing the credibility and executability of Paramount's fully backstopped equity commitment.



ACQUISITION OF NATIONAL AMUSEMENTS/PARAMOUNT (2024–2025)

The Trust provided the majority of the **$8 billion** used by David Ellison's Skydance Media to acquire National Amusements, which secured control of Paramount Global.[1]



TWITTER "TAKE-PRIVATE" (2022)

Public filings indicate the Trust was a counterparty in the transaction that took **Twitter** private under Elon Musk.[2]



PERSONAL LOAN COLLATERALIZATION

The Trust holds approximately **1.16 billion shares** of Oracle common stock (valued at over $250 billion as of early 2026).[3] Roughly **30%** of these shares are currently pledged as collateral to secure personal loans used for investments, lifestyle and real estate.



REAL ESTATE PORTFOLIO

The Trust is the vehicle for Larry Ellison's extensive property holdings, most notably the **2012 acquisition of 98% of the island of Lanai** for an estimated $300 million to $500 million.[4]



CORPORATE HOLDING STRUCTURES

The Trust serves as the sole member of various investment LLCs (such as **Lawrence Investments, LLC**) that manage private equity stakes, including early investments in companies like **NetSuite** and **Tesla**.

[1] Skydance Media-Paramount Global press release dated Jul. 7, 2024. [2] Elon Musk 13D filing dated May 5, 2022. [3] Larry Ellison Form-4 filing dated Jul. 17, 2025. [4] Reuters article dated Jun. 20, 2012.

Paramount Indicated Willingness to Improve Its Offer

Paramount publicly stated its proposal was not "best and final," while third-party analysis suggests a higher bid could emerge with engagement.

> *"…the WBD Board and its advisors sprinted toward a deal with Netflix (even ignoring two separate texts from myself and Paramount's advisors stating that <u>we had never said 'best and final')… We are committed to seeing this transaction through</u>."*



David Ellison, Paramount Chief Executive Officer[1]

> *"<u>It's hard to say 'best and final' when they aren't engaging with you</u>. Right now I'm having a soliloquy."*



Gerry Cardinale, Managing Partner of RedBird Capital Partners[4]



> *We expect PSKY to go into **$32+ zone per share, at which point we could see Netflix going higher as well**. We could ultimately see a **final valuation in the mid-$30s**… If PSKY raises the offer to $32 or more per share … it would become **difficult to argue the NFLX offer is superior**…*[2]

RAYMOND JAMES



> *We believe PSKY will need to raise its bid in order to win over WBD shareholders… **we expect the Ellisons to raise their $30 bid by several dollars** to a level that is their 'best and final.'*[3]



[1] Paramount shareholder letter dated Dec. 10, 2025. [2] Raymond James Research Note dated Jan. 7, 2026. [3] CreditSights Research Note dated Dec. 22, 2025. [4] The Wall Street Journal article dated Feb. 10, 2026.



III. Regulatory Headwinds Are Most Significant for Netflix



MAXIMIZE
WBD VALUE

We Believe Consummating This Transaction Would Permit Netflix to Control the Market

Netflix currently controls approximately 20% of the global streaming market share, reaching 1 billion viewers. A combined Netflix-WBD entity would likely exceed the 30% market share threshold that the DOJ and FTC utilize as presumption of illegality for mergers.

Netflix is Already a Leader in the Global Streaming Market [1]

Netflix-WBD would be bigger than the next two competitors combined



Subscribers (Pro Forma)	453,000,000	Post-Merger
Subscribers (Estimate)	200,000,000	04/2025
Subscribers	195,700,000	09/2025

Netflix Dominates Most-Streamed TV Shows

US: Most-streamed TV shows for October 2025 [4]

Rank	Title	Views	Viewers	Platform
1	Monsters	224.6M	41.7M	N
2	Nurse Jackie	163.7M	5.5M	N
3	Nobody Wants This	127.6M	16.1M	N
4	Love is Blind	111.7M	10.6M	N
5	The Diplomat (US)	109.4M	15.6M	N

Netflix-WBD Deal Would Exceed 30% Market Share [2]



Other 4%
tv 1%
7%
Paramount+
9%
hulu 11%
Disney+ 12%
13%
NETFLIX 21%
amazon prime video 22%



Section 7 of the Clayton Act ("Section 7") prohibits M&A where "**the effect of such acquisition may be substantially to lessen competition, or to tend to create a monopoly.**" [3]

YouTube is Not a Real Competitor to Netflix – Even if it Were, Helping Netflix Compete with YouTube is Not the DOJ's Job

> *[YouTube and YouTube Premium], they're not in the same business [as Netflix]. They're not producing the same thing. Sure, they're producing content [and] they share advertising revenue with creators, but these are more sort of end user creators producing shorter content – not full feature-length films, typically. Is that right?*

- Sen. Mike Lee, R-UT (Chair of the Senate Committee on the Judiciary's Subcommittee on Antitrust, Competition Policy and Consumer Rights) [5]

[1] Netflix 325,000,000 subscribers per Q4 2025 earnings + WBD (HBO Max) 128,000,000 subscribers per Q3 2025 earnings. Prime Video estimate from AdWeek. Disney+ and Hulu per Disney Q4 2025 earnings. [2] Evoca.tv data as of Dec. 2025. [3] 2023 merger guidelines from the U.S. Department of Justice Antitrust Division and the Federal Trade Commission. [4] YouGov Behavioral: Media Consumption | October 2025. [5] Comments made during Feb. 3, 2026 hearing.

WBD and Netflix's "YouTube Competition" Defense Does Not Withstand Scrutiny

YouTube operates a creator-driven video-sharing platform – not a production studio or premium subscription service – calling into question WBD and Netflix's claims that the transaction would maintain a competitive streaming landscape.

 **YouTube does not produce original series or films.** In 2022, YouTube ended its original content group and does not currently operate a large slate of exclusive movies or series akin to Netflix originals.[1] YouTube (avg. video length of ~12 minutes) thrives on music videos, how-to tutorials and influencer content.[2]

 **YouTube's primary service is user-generated third-party content.** YouTube's economic model offloads production risk to individual creators, while Netflix invests billions of dollars directly in original scripted content.[3] YouTube hosts approximately 5.1 billion videos, with over 20 million videos uploaded daily.[4]

 **YouTube is free by default.** YouTube does not require a subscription or subscriber log-in credentials and relies primarily on advertising for revenue, while Netflix requires a paid subscription for all its plans with ads comprising a small revenue stream.

 **YouTube is competing for the next viral video – not the next blockbuster.** Netflix competes to acquire films, scripted series and creative talent, while YouTube competes for digital advertising revenue and creator-produced content.

[1] Variety article, Jan. 18, 2022. [2] Analyzify, as of Mar. 18, 2025. [3] Reuters article dated Dec. 12, 2025. [4] SEO.AI, YouTube.

Global Regulatory Burden is Materially Higher for Netflix

Antitrust concerns are bigger for Netflix than for Paramount because the deal will likely substantially lessen competition in multiple markets.

- Netflix and Warner Bros. compete for subscribers and content – as well as for talent.

- The merger would eliminate substantial competition between two of the three largest streaming companies and further entrench Netflix as the dominant player in the subscription streaming video and content distribution industry.

- It would also result in fewer competing buyers for labor in the entertainment industry.

- And finally, it would allow Netflix to reduce or eliminate the amount of time WBD films would play in theaters before releasing original movies straight to the streaming platforms, limiting access to products or services that its rivals use to compete.

"The Netflix-Warner deal is a horror movie."



Former FTC Commissioner Alvaro Bedoya[1]

Reuters

UK politicians call for competition review of Netflix bid for Warner Bros [3]

Bloomberg

Warner Bros. Suitors Face Rare Head-to-Head Battle for EU Nod [4]

While Netflix's bid is currently preferred by the Warner leadership, its deal is seen as more complicated from an antitrust perspective, with the streaming giant's powerful position in subscription video-on-demand across Europe.

Bloomberg

"What you've seen Netflix do as a general matter, in terms of their organic growth, is fantastic," the 47-year-old appointee of President Donald Trump said in an interview. "There are legitimate competition concerns that I've seen raised about their acquisition here and just the sheer amount of scale and consolidation you can see in the streaming market."

He's not similarly troubled about a possible Paramount deal. Its Paramount+ streaming service is much smaller.



FCC Commissioner Brendan Carr[2]

POLITICO

Battle for Warner Bros. comes to Europe [5]

[1] Alvaro Bedoya X post dated Dec. 5, 2025. [2] Bloomberg article dated Jan. 23, 2026. [3] Reuters article dated Jan. 27, 2026. [4] Bloomberg article dated Jan. 21, 2026. [5] Politico article dated Jan. 22, 2026.

The Trump DOJ and FTC Have No Tolerance for Anti-Competitive Mergers...

Regulators in both Trump administrations have taken action to block mergers that would significantly reduce competition.



LSC, Quad/Graphics abandon $1.4 billion merger after U.S. antitrust suit [1]

"This result is a victory for American consumers and publishers, and a testament to the Division's resolve to enforce the antitrust laws," Assistant Attorney General Makan Delrahim, who heads the Justice Department's antitrust division, said in a statement.

"Had this merger gone forward, it would have harmed competition that benefits publishers, retailers, and, ultimately, consumers through lower prices and greater availability of printed products from popular books to grade school textbooks."

The New York Times

DraftKings and FanDuel Call Off Merger [2]

The Federal Trade Commission — along with the attorneys general of California and the District of Columbia — had opposed the merger because, they said, it would create a company controlling more than 90 percent of the United States market for paid daily fantasy sports.

Bloomberg

FTC Sues to Block Henkel Bid for Rival Adhesive Maker [3]

- The acquisition would combine two of the largest players in the market for liquid adhesives used in construction and home repairs, the FTC said.

---

[1] Reuters article dated Jul. 23, 2019. [2] The New York Times article dated Jul. 13, 2017. [3] Bloomberg article dated Dec. 11, 2025.

…And More Broadly, There is Bipartisan Opposition in Congress

At least 23 sitting members of Congress and nearly a dozen former state attorneys general have raised concerns about the Netflix transaction.



Sen. Murphy (D-CT)

"**The Netflix purchase of Warner Bros. would be a disaster. It's patently illegal… This deal is a classic anti-trust violation. It will drive up prices** - HBO Max is one of the few things that keeps pricing pressure on Netflix. **Hundreds of movie theaters will go under. Writers and production workers in the content business will have terms and wages dictated to them.**"[1]



Sen. Lee (R-UT)

"This potential transaction, if it were to materialize, would raise serious competition questions—perhaps more so than any transaction I've seen in about a decade. When Netflix has real competition, viewers and artists win. Netflix built a great service, but **increasing Netflix's dominance this way would mean the end of the Golden Age of streaming for content creators and consumers.**"[4]



Sen. Welch (D-VT)

"**The big concern I have is: what's the impact on the creative community**? If this merger goes through, [Netflix will] be huge, and the folks that are creating content will have to come to you. And it's hard to see how—with fewer outlets for a person or creators who have something special to present to the American people—if they have fewer options **it's going to suppress creative content.**"[2]



Sen. Marshall (R-KS)

"It raises serious red flags for consumers, creators, movie theaters, and local businesses alike. **One company should not have full vertical control of the content and the distribution pipeline that delivers it… Prices, choice, and creative freedom are at stake.** Regulators need to take a hard look at this deal and realize how harmful it would be for consumers and Western society."[5]



Rep. Jayapal (D-WA)

"**It would mean more price hikes, ads and cookie cutter content, less creative control for artists, and lower pay for workers.** The media industry is already controlled by a few corporations with too much power to censor free speech. **The government must step in.**"[3]



Rep. Issa (R-CA)

"Netflix currently wields unequaled market power. Adding both HBO Max's subscribers and Warner Bros.' premier content rights would further enhance this position, reportedly pushing the combined entity above a 30 percent share of the streaming market: a threshold traditionally viewed as presumptively problematic under antitrust law…**I urge you continue to protect a critical American industry, enhance consumer choice, and safeguard vital American jobs.**"[6]

[1] Chris Murphy X posts dated Dec. 6, 2025. [2] Peter Welch comments dated Feb. 3, 2026. [3] Pramila Jayapal X post dated Dec. 5, 2025. [4] Mike Lee X post dated Dec. 5, 2025. [5] Roger Marshall press release dated Dec. 5, 2025. [6] Darrell Issa letter to Congress dated Nov. 17, 2025.

A Cautionary Tale: Penguin Random House's Failed Acquisition of Simon & Schuster

 

- In 2021, the DOJ sued to block Penguin Random House's proposed $2.2 billion acquisition of Simon & Schuster.[1]

- This deal would have further entrenched Penguin Random House as the most dominant player in the industry, **"cement[ing] Penguin Random House as #1 in the U.S."**[2]

  - The merged entity would have had a 49% market share, more than twice that of its closest competitor.[3]

- It also would have increased concentration in the already concentrated book publishing market – and **eliminated a head-to-head competitor** – bringing the number of book publishers from five to four.

- The deal also would have eliminated competition between buyers for publishing rights, **hurting authors and ultimately consumers**.

- The deal ultimately would have allowed the merged company to exert **"outsized influence over who and what are published, and how much authors are paid for their work."**[2]

- In 2022, Judge Florence Y. Pan agreed with the DOJ, noting that **"authors … are vulnerable to anticompetitive behavior."**[3]

THE WALL STREET JOURNAL.

Justice Department Sues to Block Penguin Random House's Acquisition of Simon & Schuster [1]

Antitrust lawsuit alleges the almost $2.18 billion deal will harm authors, consumers

---

THE WALL STREET JOURNAL.

Penguin Random House Blocked From Acquiring Rival Publisher Simon & Schuster [1]

Federal judge rules in favor of Justice Department's antitrust challenge to planned $2 billion merger

---

Like the blocked book publishing merger, if the number of studios and streaming services is reduced as a result of the Netflix-WBD deal, the merged company will also be able to "exert outsized influence" over what content is produced and how much creators in this industry are paid.

[1] The Wall Street Journal article dated Nov. 2, 2021. The Wall Street Journal article dated Nov. 1, 2022. [2] DOJ complaint dated Nov. 2, 2021. [3] U.S. District Court for the District of Columbia legal decision dated Oct. 31, 2022.



IV. Creative and Studio Deterioration Most Likely Under Netflix



Consumers Would Suffer Fewer Choices, Cost Increases and Lower Quality Content Under Netflix Ownership

FEWER CHOICES

- Netflix is the top streamer by subscriber count. And WBD, through HBO Max, is the third-biggest streamer by subscriber count.

- **One company controlling both a major distribution platform and a large catalog of beloved franchises** could decide which content to prioritize, bundle or retire – reducing the number of distinct services and content options available to viewers.

- A more concentrated market could also lead to **slower innovation**, **less experimentation** and **fewer new entrants**, ultimately limiting consumer benefits.

HIGHER PRICES

- Combining Netflix's dominant streaming platform with WBD's vast content library could **significantly reduce competition** in the subscription video-on-demand market, which historically benefits consumers through **price competition** and **content variety**.

- With fewer rivals, the **merged entity could have increased pricing power**, potentially leading to higher subscription costs over time.

- Netflix has a history of raising prices: **Since 2014, Netflix has raised prices at least seven times, by a total of 125% – nearly four times the rate of inflation over the same period.**[1]

BIGGER PRIVACY CONCERNS

- The merger would **boost Netflix's collection of user data**, including search history, viewing activity and location by tens of millions of additional viewers.

INCREASINGLY AUTOMATED CONTENT

- As Netflix has stated, it is all in on AI and frequently uses the technology to populate aspects of production previously occupied by humans.

[1] Flixed, Variety, U.S. Inflation Calculator. [2] The Entertainment Strategy Guy dated Dec. 5, 2025.

Netflix US Subscription History: 2010 – 2025[1]



The best way to increase cash flow is to continue increasing prices…

> " *This deal needs to boost Netflix's cash flow by $8 billion per year for the next 20 years to justify itself. That's a lot of extra money to make from an acquisition.* "

- The Entertainment Strategy Guy[2]

Netflix's Volume-Driven Model Conflicts with Studio-Led Creativity

Who owns WBD and HBO matters.

- WBD is one of the most important companies of the last century, having **produced TV shows and movies that shaped global culture**.
- **HBO has been possibly the most influential TV network of the last 40 years**, providing a platform for comedians, drawing filmmakers to the small screen and creating the concept of prestige TV.









The Guardian
The long read
Bland, easy to follow, for fans of everything: what has the Netflix algorithm done to our films? (1)



MORE VIDEOS
THE ENDLESS SCROLL
(3)
SNL



addictive design
11:59
How Netflix Made Us All Binge (Design Breakdown) (2)
5.4K views • 2 weeks ago

























BOGART · BERGMAN · HENREID
Casablanca
BONNIE AND CLYDE
Harry Potter
GAME of THRONES
ER
ORSON WELLES
CITIZEN KANE
F·R·I·E·N·D·S
The Sopranos
THE DARK KNIGHT RISES
the BIG BANG THEORY
The WIZARD of OZ
MATRIX

Combining brands like HBO and the creativity of a real movie studio with the mass consumption model of Netflix is like merging McDonald's with a Michelin star restaurant. The merged entity will be rife with conflict, and one will consume the other.

(1) The Guardian article dated Aug. 28, 2025. (2) YouTube video from Tim Gabe dated Jan. 15, 2026. (3) Saturday Night Live Netflix commercial dated Dec. 2, 2018.

Netflix Ownership Will Damage the Theater Industry

The proposed transaction would place Netflix – the largest streaming video company and one of the top three distributors – in control of a major film studio, despite the company having every incentive to “destroy” the theatrical film distribution economy.

It’s unclear how long Netflix will remain committed to theatrical releases, which are integral to the art, the business and the audience.

- **Theatrical releases** act as a high-impact marketing launchpad that **generates more revenue and increases viewership for subsequent streaming.**
- Decreasing theatrical releases would negatively impact or even eliminate the shared audience experience (e.g., “Barbenheimer”).
- **Netflix already shortens release windows for films it controls** from the pre-pandemic standard of 90 days down to 7 days (e.g., “Glass Onion: A Knives Out Mystery”).
- The Directors’ Guild of America has advocated for a 60-day theatrical window (which is what Disney does). **Netflix is only committing to a 45-day window – and nothing prevents it from reneging on that promise.**

The Netflix deal is opposed by movie theater owners and operators around the world.

- **Handing control of the WBD repertory catalog to Netflix would irreparably damage movie theaters** – both independent and mainstream exhibitors – and undoubtedly lead to closures, especially as the number of new films being released in theaters has declined.

CINEMA UNITED OPPOSES PROPOSED ACQUISITION OF LEGENDARY HOLLYWOOD STUDIO WARNER BROS.[1]

EUROPEAN CINEMA TRADE BODY UNIC VOICES STRONG OPPOSITION TO PLANNED ACQUISITION OF WARNER BROS. BY STREAMING GIANT NETFLIX[2]


The New York Times

Netflix’s Swallowing of Warner Bros. Will Be the End of Hollywood[3]

By Roy Price

Mr. Price is the chief executive of International Art Machine, an entertainment studio, and was previously the head of Amazon Studios.


Save Your Cinema
@SaveYourCinema

I spoke with a major executive in theatrical exhibition. They said to expect North America to lose 5 thousand screens under a Netflix controlled WB within 5 years. 😢[4]

[1] Cinema United statement dated Dec. 5, 2025. [2] UNIC statement dated Dec. 5, 2025. [3] The New York Times op-ed dated Dec. 6, 2025. [4] Save Your Cinema X post dated Dec. 5, 2025.

Netflix Control Over Distribution Would Present a Major Risk to Creators

Handing distribution power to Netflix risks reshaping Hollywood into a closed ecosystem with fewer pathways for creators.

- Netflix would gain a vast amount of intellectual property – including in television, film and video games – and be able to **wield control over what content is created, where and how – or _if_ – it is distributed or licensed to third parties**.

- As streaming services and film studios become more consolidated, there are **fewer buyers for content**, and it becomes more difficult for creators to find distribution for challenging or controversial stories.

- Hollywood works at its best when there is an entire ecosystem of independent artists making new shows and movies and pitching them to the large studios for distribution. That whole system is long gone – because of Netflix.

DEADLINE

Ted Sarandos Says Theatrical Experience Is "An Outmoded Idea For Most People;" Claims Netflix Is "Saving Hollywood" [1]

It's Harder to Distribute Films with Fewer Channels

" _This mega-deal immediately threatens documentarians' creative opportunities and their freedom to tell stories that need to be told. It will also drastically reduce the range and overall quality of documentaries available to audiences worldwide. Netflix's overwhelming market dominance will inevitably stifle competition, inhibit free expression, and limit viewer choice._ "

\- International Documentary Association[2]

[1] Deadline article dated Apr. 23, 2025. [2] International Documentary Association statement dated Dec. 5, 2025.

37

Leading Hollywood Creators Have Warned About the Catastrophic Consequences of a Netflix Deal



Jane Fonda

"Today's news that Warner Bros. Discovery has accepted a purchase bid is an alarming escalation of the consolidation that threatens the entire entertainment industry, the democratic public it serves, and the First Amendment itself.

*Make no mistake, this is not just a **catastrophic business deal that could destroy our creative industry**. It is a constitutional crisis exacerbated by the administration's demonstrated disregard for the law."*[(1)]



NETFLIX
Grace and Frankie
A NETFLIX ORIGINAL SERIES



jane fonda
donald sutherland
'klute'



James Cameron

*"**I think [David Ellison is] the best possible choice [for Warner Bros.] … Netflix would be a disaster**. Sorry, Ted! Sarandos has gone on record saying, 'Theatrical films are dead.' **[Netflix's theater promise is] suckerbait.** 'We'll put the movie out for a week, we'll put it out for 10 days. We'll qualify for Academy Awards consideration.'*

See, I think that's fundamentally rotten at the core. A movie should be made as a movie for theatrical and the Academy Awards, to me, mean nothing if they don't mean theatrical. … Warner Bros would just become a streamer and so now you've lost an actual theatrical major and you've increased that avalanche, that downward trend."[(2)]



AVATAR



TITANIC



SCHWARZENEGGER



Ben Stiller

"[U]nimportant in the grand scheme of life and death issues but culturally will have a huge impact on the future of movies, if one values the experience of going to a theater and seeing movies projected on a big screen.

***Unfortunately there are fewer and fewer studios and all being acquired by each other and bundled is a bummer for obvious reasons**… and I think the idea of a streamer acquiring a theatrical studio (one of the most iconic ones ever) that has successfully committed to theatrical, and has a long tradition of doing that, logically just seems even more daunting in term of prospects for theatrical, which I and many other film makers (and audiences) really value."*[(3)]



NIGHT AT THE MUSEUM



ZOOLANDER



Severance

[(1)] Jane Fonda and The Committee for the First Amendment statement dated Dec. 5, 2025. [(2)] James Cameron comments on a podcast released Nov. 24, 2025. [(3)] Ben Stiller X posts dated Dec. 5, 2025.



V. Job Losses and Union Issues Most Likely Under Netflix



Labor Groups Have Raised Objections to the Netflix-WBD Transaction



Writers Guild of America

"The world's largest streaming company swallowing one of its biggest competitors is what antitrust laws were designed to prevent. **The outcome would eliminate jobs, push down wages, worsen conditions for all entertainment workers, raise prices for consumers, and reduce the volume and diversity of content for all viewers.**"[1]



SAG AFTRA

"The potential Netflix/Warner Bros transaction is a consolidation that may serve the financial interests of shareholders of both companies, but which **raises many serious questions about its impact on the future of the entertainment industry, and especially the human creative talent whose livelihoods and careers depend on it.**"[4]



Directors Guild of America

"The news that Netflix had secured exclusive rights to negotiate for WBD raises significant concerns for the DGA. **We believe that a vibrant, competitive industry — one that fosters creativity and encourages genuine competition for talent —is essential to safeguarding the careers and creative rights of Directors and their teams.**"[2]



Hollywood Teamsters

"Netflix is the biggest streaming service in the world. Consolidating its power over the streaming video market not only kills jobs but also raises prices and hurts the U.S. entertainment industry. Teamsters have been clear on our position that **greed-fueled consolidation of corporate power, no matter what industry, is a direct threat to good union jobs, the livelihood of our members and the very existence of our industry.**"[5]



Producers Guild of America

"**Producers are rightfully concerned about Netflix's intended acquisition of one our industry's most storied and meaningful studios**… our industry, together with policymakers, must find a way forward that protects producers' livelihoods and real theatrical distribution, and that fosters creativity, promotes opportunities for workers and artists, empowers consumers with choices, and upholds freedom of speech."[3]



Animation Guild

"The proposed acquisition of Warner Bros. Discovery by Netflix **raises undeniable concerns about job security and the future of our industry.** Creativity thrives when multiple studios are in competition with one another to make the best films and television shows possible, and **this acquisition stands to shrink the playing field once again.**"[6]

[1] WGA press release dated Dec. 5, 2025. [2] DGA press release dated Dec. 5, 2025. [3] PGA Facebook post dated Dec. 5, 2025. [4] SAG AFTRA statement dated Dec. 5, 2025. [5] Teamsters Local 399 Secretary-Treasurer Lindsay Dougherty statement dated Dec. 5, 2025. [6] Animation Guild statement dated Dec. 5, 2025.

AI Cannibalizing the Human Element of Production is Significantly Higher Under Netflix

Netflix's all-in embrace of AI may result in layoffs, fewer job opportunities and lower pay.

- Netflix has publicly signaled a major strategic commitment to generative AI across its content production and streaming operations, positioning the technology as a way to enhance efficiency, personalization, advertising and creative workflows.

- This focus on AI comes against a backdrop of film industry labor tension around automation, where many writers and production professionals have expressed concern that advancing technologies could meaningfully disrupt jobs and the economics of creative work.



B B C

Netflix touts $900k AI jobs amid Hollywood strikes [1]

CNBC

Netflix 'all in' on leveraging AI as the tech creeps into entertainment industry [2]

Los Angeles Times

Hollywood is calling it 'the Netflix strike.' Here's why [3]



Using Generative AI in Content Production [4]   **NETFLIX**

INTRODUCTION

Generative AI tools (GenAI) that allow users to rapidly generate new and creatively unique media (video, sound, text, and image) are increasingly being used across creative workflows in Content Production. At Netflix, we see these tools as valuable creative aids when used transparently and responsibly.

This guidance helps filmmakers, production partners, and vendors understand when and how to use GenAI tools in production. It also offers a practical tool for assessing and enabling confident GenAI use when producing content for Netflix.

To support global productions and stay aligned with best practices, we expect all production partners to share any intended use of GenAI with their Netflix contact, especially as new tools continue to emerge with different capabilities and risks.

Most low-risk use cases that follow the guiding principles below are unlikely to require legal review. However, if the output includes final deliverables, talent likeness, personal data, or third-party IP, written approval will be required before you proceed.

[1] BBC article dated Jul. 27, 2023. [2] CNBC article dated Oct. 21, 2025. [3] Los Angeles Times article dated May 8, 2023. [4] Netflix guidelines.

Globalized Production Strategy Increases Risk to U.S. Film Jobs

Led by Netflix, Hollywood has been shifting toward filming outside the U.S., where labor costs are lower and tax incentives are greater.

Netflix will likely continue to use global production, including as a way to dodge Hollywood strikes.

Los Angeles Shooting Days [1]

Filming in the city across features, series and commercials has fallen sharply over the past three years.



- International (non-US originating) programming accounted for 52% of Netflix's spend in 2024, compared to just 40% of Paramount+'s spend. [2]

The New York Times

How Netflix Plans Total Global Domination, One Korean Drama at a Time [3]

Popular content produced in Asia and around the world has taken on greater significance with most of Hollywood now on strike.

⦿ Reuters

Netflix shielded from Hollywood strike by global crew, strong pipeline [4]

[1] FilmLA quarterly reports. [2] Ampere Analysis piece dated Oct. 29, 2024. [3] The New York Times article dated Jul. 13, 2023. [4] Reuters article dated Jul. 17, 2023.



VI. Addressing WBD & Netflix's Spin Campaign



Spin vs. Reality: WBD Falsely Claims the Netflix Deal Represents Best Value for Shareholders

SPIN	REALITY
 "The Netflix merger is more favorable to WBD stockholders."[1]	 The Netflix deal **delivers less value** and **is riskier** than the Paramount proposal, offering lower cash certainty and greater execution risk.
 "The [Netflix] all-cash transaction provides enhanced certainty around the value WBD stockholders will receive at closing, eliminating market-based variability."[2]	 The Netflix deal introduces significant **uncertainty around the indebtedness and value of the Discovery Global business**, which impacts how much **cash shareholders will receive** upon consummation of the Netflix-WBD merger. Shareholders are being asked to vote on the Netflix deal without knowing what the full definitive consideration for their shares will be.
 "WBD shareholders will receive value through their ownership in Discovery Global, which will have considerable scale, a diverse global footprint, and leading sports and news assets, as well as the strategic and financial flexibility to pursue its own growth initiatives and value creation opportunities."[3]	 Our analysis suggests Discovery Global is effectively worthless and will require a lower debt allocation from WBD in order to have any equity value. This means WBD shareholders would receive **less cash consideration than the floated $27.75 per share**.
 "PSKY has repeatedly failed to submit the best proposal for WBD shareholders despite clear direction from WBD on both the deficiencies and potential solutions."[3]	 Paramount submitted a $30 all-cash proposal that is larger than even Netflix's own headline value for $27.75. **Paramount offers more cash in hand and greater certainty**, avoiding the risk that shareholders are left holding a low-value or worthless Discovery Global asset.

[1] WBD fact sheet dated Jan. 2026. [2] WBD press release dated Jan. 20, 2026. [3] WBD shareholder letter dated Jan. 7, 2026.

Spin vs. Reality: WBD Falsely Claims the Netflix Deal Poses Less Risk

SPIN	REALITY
 "The extraordinary amount of debt financing, as well as other terms of the PSKY offer, heighten the risk of failure to close, particularly when compared to the certainty of the Netflix merger."[1]	 The **Paramount transaction is fully funded,** has **no financing conditions** and is **supported by a personal guarantee from one of the wealthiest people in the world**, Larry Ellison. The Netflix debt package is set to be the second-largest investment-grade financing ever, with a total financing of $67.2 billion.[3]
 "This structure provides a clearer path forward for Warner Bros. within Netflix, and for Discovery Global as a standalone company."[2]	 Netflix has agreed only to remedies that avoid a material adverse effect on WBD's business, meaning **Netflix is unwilling to make concessions to its own business** to get regulatory approval. Meanwhile, **Paramount has committed to remedies that avoid a material adverse effect on Paramount and its subsidiaries**, including WBD.[4]
 "If PSKY fails to close its offer, WBD shareholders would incur significant costs and potentially considerable value destruction."[1]	 First, Paramount has said **it will fund the $2.8 billion termination fee** payable to Netflix.[5] Second, the **Paramount offer has a higher likelihood of closing** given its lower regulatory burden.

[1] WBD shareholder letter dated Jan. 7, 2026. [2] WBD employee communication dated Dec. 5, 2025. [3] Bloomberg article dated Jan. 22, 2026. [4] Paramount tender offer amendment dated Jan. 22, 2026. [5] Paramount press release dated Feb. 10, 2026.

Spin vs. Reality: WBD Falsely Claims Its Board Ran a Fair and Transparent Process

SPIN	REALITY
"Following a comprehensive and rigorous review process with its independent financial and legal advisors, the WBD Board reaffirmed its conclusion that the transaction with Netflix is in the best interests of WBD stockholders."[1]	The WBD Board's process appears to have been compressed and limited and raises questions regarding the Board's fulfillment of its fiduciary duty to maximize shareholder value through a robust and competitive process. On Dec. 4, 2025, Paramount submitted a revised, fully-committed $30 per share all-cash proposal and told WBD it was **not "best and final,"** yet the Board **rushed to finalize the Netflix transaction** that same day without **meaningful engagement on the updated Paramount offer** or the potential to get a higher bid.[3]
"The Board's review was full, transparent and comprehensive — establishing a level playing field that fostered a rigorous and fair process."[2]	Despite receiving multiple credible proposals from Paramount, the WBD Board **never engaged in a negotiating session or counter-offered Paramount's transaction documents**, limiting the development of a fully competitive process. The Board has also **failed to disclose key financial assumptions** underpinning its recommendation – including Discovery Global's capital structure and net debt allocation, which will **directly impact the full consideration WBD shareholders will receive**.[3]









(1) Netflix press release dated Jan. 7, 2026. (2) WBD shareholder letter dated Dec. 17, 2025. (3) WBD-Netflix merger proxy statement dated Feb. 2, 2025.

Spin vs. Reality: WBD Falsely Claims the Netflix Deal Has a Favorable Regulatory Outlook

SPIN	REALITY



"We're highly confident in the regulatory process … really confident that we're going to get all the necessary [regulatory] approvals that we need."[1]



Netflix faces **greater antitrust risk**, given its **dominant share of the global streaming market** and the fact that **WBD and HBO are among its closest competitors** on content creation and distribution.

The deal would **combine the largest and fourth-largest streaming services into one company** – further entrenching Netflix's dominance and eliminating substantial competition in the streaming video market.

"I could not think of a more effective way to reduce competition in Hollywood than selling WBD to Netflix."

Former WarnerMedia CEO Jason Kilar[2]



[1] Transcript of WBD-Netflix M&A Call dated Dec. 5, 2025. [2] Jason Kilar X post dated Dec. 4, 2025.

Ancora Intends to Vote "NO" on the Currently Proposed Netflix Transaction



Paramount's latest offer has opened the door. There is still a clear and immediately actionable path for the Hollywood ending that all WBD shareholders deserve.

It is now up to WBD to take the steps necessary under the Merger Agreement to permit engagement and negotiations with Paramount.

*Ancora will be closely monitoring all developments and should the WBD Board continue to fail its shareholders in this process, we will consider all actions available to hold it accountable, including by **voting "NO" on the inferior Netflix deal at the Special Meeting** and then by **seeking to elect directors at the 2026 Annual Meeting**.*



Appendix



Appendix – Sourcing for Slide 21

Name of Director	Source
John Malone	John Malone is Chairman Emeritus of Liberty Global
Daniel Sanchez	Daniel Sanchez is a Director of Liberty Latin America Ltd. And Liberty Global Ltd. (2019-Present; 2022-Present) Daniel Sanchez is a former Director of Lionsgate Daniel Sanchez is a former Director of Discovery
Kenneth Lowe	Kenneth Lowe is a former Director of Scripps (sold to Discovery, Inc.)
Joey Levin	Joey Levin is former CEO of IAC which has Netflix distribution partnerships
Fazal Merchant	Fazal Merchant is former CFO of Direct TV
Debra Lee	Debra Lee is a former Director of AT&T, Inc. (combined with Discovery, Inc.)
Richard Fisher	Richard Fisher is a former Director of AT&T, Inc. (combined with Discovery, Inc.)
Anthony Noto	Anthony Noto is a current Director of Franklin Templeton
Geoffrey Yang	Geoffrey Yang is the founder of Redpoint Ventures which was an early investor in Netflix Geoffrey Yang is a former Director of TiVo Geoffrey Yang is a current Director of Franklin Templeton Geoffrey Yang is a former Director of AT&T, Inc. (combined with Discovery, Inc.)
Samuel Di Piazza Jr.	Samuel Di Piazza Jr. is a former Director of DirectTV Samuel Di Piazza Jr. is a former Director of AT&T
Paul Gould	Paul Gould is a Managing Partner of Allen & Company Paul Gould is a former Director of Discovery Holding Company Paul Gould is a Director of Liberty Latin America and Liberty Global
David Zaslav	David Zaslav is a former Director of TiVo David Zaslav is a former Director of Lionsgate David Zaslav was the CEO of Discovery



THANK YOU

